Mail Stop 3561

March 24, 2008

William Schloth
Chief Financial Officer
Future Now Group Inc.
Galleria Building
61 Unquowa Rd.
Fairfield, Connecticut 06824

      Re: Future Now Group Inc.
             Amendment No. 1 to Registration Statement on Form S-1
             Filed March 7, 2008
             File No. 333-148391

Dear Mr. Schloth:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Description of Securities, page 16

1.   We note your response to prior comment 10 from our letter dated January 25, 2008. Please expand the discussion on pages 16 and 17 of the registration statement to more clearly describe the registration rights for holders of the bridge convertible notes subsequent to the share exchange. Please expand the discussion of the conversion features of the bridge convertible notes to disclose the circumstances under which conversion may occur (and at whose option), the conversion price and circumstances under which the conversion terms may be modified. Please disclose the amount of bridge convertible notes outstanding as of a recent date and whether any of the warrants have been exercised.

2.   With respect to the share exchange convertible notes, please clarify, if true, that the 4.99% conversion cap means that no holder or group of holders may convert their notes if, after such conversion, the holder would beneficially own in excess of 4.99% of the company's outstanding common stock. Please expand the discussion of the registration rights to disclose the amount of any penalties that

are due or have been paid. Also, please clarify what you mean by the term "compensation stock" in the last paragraph on page 17. In addition, identify the two entities referenced in the first paragraph or refer the reader to the Selling Shareholders information on page 9.

Description of Business, page 19

3.   We note your response to prior comment 12 from our letter dated January 25, 2008, but the disclosure does not address how you developed the share exchange with Future Now, Inc or whether there were any material relationships between the parties prior to the exchange. Please revise.

Certain Relationships and Related Transactions and Director Independence, page 37

4.   We note that the company revised the language describing the Fintech transaction to state that the company "will have terminated" the arrangement as a condition to the closing of the share exchange instead of the previous language which indicated that the agreement "was terminated." A similar revision was made with respect to the strategic advisory agreement with Future Now Capital Markets Group, Inc. Please revise to state clearly whether the agreements have been terminated or whether they remain in effect. In addition, we note that the disclosure with respect to the license agreement was removed. Please advise us as to why the disclosure was removed.

Recent Sales of Unregistered Securities, page 40

5.   We note the disclosure on page 40 of the registration statement that "571,429 post-share exchange placement agent warrants" will be issued …." Please clarify whether these warrants have been issued since the share exchange closed in October 2007.

Executive Compensation, page 41

6.   Please provide the disclosure regarding equity awards required by Items 401(d) and (e) of Regulation S-B.

Financial Statements, page F-1

7.   The equity section on page F-4 shows the equity of the former private company rather than the equity of the registrant as revised for the reverse acquisition. Please revise the financial statements for the years ended December 31, 2007 to show an equity section which gives effect to the reverse acquisition.

8.   In prior comment 31 from our letter dated January 25, 2008, we requested you to show us how you determined the weighted average number of shares used in the earnings per share calculation all periods presented. It does not appear that the average number of shares outstanding has been calculated in accordance with that comment. Please provide the supplemental information we requested and revise as appropriate.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Burnett, Staff Accountant, at (202) 551-3330 or Jim Allegretto, Senior Assistant Chief Accountant at (202) 551-3720 with any questions regarding the comments on financial statements and related matters. Please contact Blair Petrillo, Attorney-Advisor, at (202) 551-3550, or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: David E. Danovitch
        Gersten Savage LLP